Exhibit 12
Computation of Ratio of Earnings To Fixed Charges
BB&T Corporation

	Nine Months Ended September 30,		Year Ended December 31,
(Dollars in millions)	2018	2017	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$3,050	$2,450	$3,326	$3,500	$2,917	$3,127	$3,283
Plus:
Fixed charges	1,061	662	921	843	819	843	967
Distributions from equity method investees	5	3	3	5	8	9	9
Less:
Capitalized interest	—	1	2	3	2	1	—
Income (loss) from equity method investees	(8)	(8)	(11)	(9)	(3)	—	9
Earnings	$4,124	$3,122	$4,259	$4,354	$3,745	$3,978	$4,250
Less:
Interest on deposits	438	240	344	251	233	239	301
Earnings, excluding interest on deposits	$3,686	$2,882	$3,915	$4,103	$3,512	$3,739	$3,949

Fixed charges:
Interest expense	$1,007	$585	$839	$745	$735	$768	$891
Capitalized interest	—	1	2	3	2	1	—
Interest portion of rent expense	54	76	80	95	82	74	76
Total fixed charges	$1,061	$662	$921	$843	$819	$843	$967
Less:
Interest on deposits	438	240	344	251	233	239	301
Total fixed charges, excluding interest on deposits	$623	$422	$577	$592	$586	$604	$666
Plus:
Dividends/accretion on preferred stock (1)	162	182	240	239	203	210	222
Total fixed charges and preferred dividends	$1,223	$844	$1,161	$1,082	$1,022	$1,053	$1,189
Total fixed charges and preferred dividends, excluding interest on deposits	$785	$604	$817	$831	$789	$814	$888

Earnings to fixed charges:
Including interest on deposits	3.89x	4.72x	4.62x	5.16x	4.57x	4.72x	4.40x
Excluding interest on deposits	5.92x	6.83x	6.79x	6.93x	5.99x	6.19x	5.93x

Earnings to fixed charges and preferred dividends:
Including interest on deposits	3.37x	3.70x	3.67x	4.02x	3.66x	3.78x	3.57x
Excluding interest on deposits	4.70x	4.77x	4.79x	4.94x	4.45x	4.59x	4.45x

(1)	Dividends on preferred stock have been grossed up by the effective tax rate for the period.